Commission
FILE NO: 0-31981

04032914

P/E.
12/31/03

ARLS

RECD S.E.C.

JUN 1 4 2004

ENERTECK CORPORATION

2003 ANNUAL REPORT

PROCESSED

JUN 17 2004

THOMSON
FINANCIAL

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
EnerTeck Corporation
Houston, Texas

We have audited the accompanying balance sheet of EnerTeck Corporation as of December 31, 2003, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2003. These financial statements are the responsibility of EnerTeck's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EnerTeck Corporation as of December 31, 2003, and the results of its operations and cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

Malone & Bailey, PLLC
www.malone-bailey.com
Houston, Texas

March 25, 2004

ENERTECK CORPORATION
BALANCE SHEET
December 31, 2003

ASSETS

Current assets:	
Cash	$ 275,850
Accounts receivable, trade - no allowance for doubtful accounts	347,686
Inventory	13,387
Other	7,655
Total current assets	644,578
Property and equipment, net of accumulated depreciation of $24,902	160,887
Total asset	$ 805,465

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:	
Accounts payable	$ 203,737
Accrued liabilities	48,300
Deferred revenue	258,500
Total current liabilities	510,537
Commitments and contingencies	
STOCKHOLDERS' EQUITY (DEFICIT):	
Preferred stock, $.001 par value, 10,000,000 shares authorized, none issued	
Common stock, $.001 par value, 100,000,000 shares authorized, 10,792,025 shares issued and outstanding	10,792
Additional paid in capital	3,406,101
Accumulated deficit	(3,121,965)
	294,928
Total liabilities and stockholders' equity (deficit)	$ 805,465

See accompanying summary of accounting policies and notes to financial statements.

ENERTECK CORPORATION
STATEMENTS OF OPERATIONS
Years Ended December 31, 2003 and 2002

	2003	2002
Revenues	$ 473,596	$ 981,244
Cost of goods sold	249,412	623,088
Gross profit	224,184	358,156
Costs and expenses:		
Salaries	335,385	317,047
Selling, general and administrative	2,506,156	715,230
Provision for asset impairment	--	85,714
	2,841,541	1,117,991
Loss from operations	(2,617,357)	(759,835)
Other income	111	1,880
Net loss	$ (2,617,246)	$ (757,955)
Net loss per share:		
Basic and diluted	$ (.29)	$ (.14)
Weighted average shares outstanding:		
Basic and diluted	9,075,358	5,612,500

See accompanying summary of accounting policies and notes to financial statements.

ENERTECK CORPORATION
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
Years Ended December 31, 2003 and 2002

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
alances, December 31, 2001	50,000	$ 50	$ 951	$ 333,236	$ 334,237
Common stock for services	42,000	42	419,958	-	420,000
Sale of common stock	8,000	8	79,992	-	80,000
Distribution to stockholders	-	-	-	(80,000)	(80,000)
Recapitalization	5,600,000	5,600	(5,600)	-	-
Net loss	-	-	-	(757,955)	(757,955)
alances, December 31, 2002	5,700,000	5,700	495,301	(504,719)	(3,718)
Reverse acquisition	942,025	942	9,450	-	10,392
Sale of common stock, net	3,150,000	3,150	1,442,350	-	1,445,500
Warrants issued for services	-	-	1,450,000	-	1,450,000
Exercise of warrants	1,000,000	1,000	9,000	-	10,000
Net loss	-	-	-	(2,617,246)	(2,617,246)
lances, December 31, 2003	10,792,025	$ 10,792	$ 3,406,101	$ (3,121,965)	$ 294,928

See accompanying summary of accounting policies and notes to financial statements.

ENERTECK CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(2,617,246)	$ (757,955)
Adjustments to reconcile net loss to cash used in operating activities:		
Depreciation	38,083	11,682
Provision for asset impairment	--	85,714
Common stock and options issued for services	1,450,000	420,000
Changes in operating assets and liabilities:		
Accounts receivable	(337,281)	193,668
Inventory	73,805	(87,192)
Accounts payable	60,416	(11,249)
Accrued expenses and deferred revenue	206,800	100,000
NET CASH USED IN OPERATING ACTIVITIES	(1,125,423)	(45,332)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(85,324)	(25,101)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sale of common stock	1,575,000	80,000
Exercise of options	10,000	--
Cost of fundraising	(129,500)	--
Distributions to stockholders	--	(80,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,455,500	--
NET INCREASE (DECREASE) IN CASH	244,753	(70,433)
Cash, beginning of period	31,097	101,530
Cash, end of period	$ 275,850	$ 31,097
NON-CASH INVESTING ACTIVITIES:		
Equipment purchased included in accounts payable	$ 75,000	--

See accompanying summary of accounting policies and notes to financial statements.

ENERTECK CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Basis of Presentation

EnerTeck Corporation, formerly Gold Bond Resources, Inc. was incorporated under the laws of the State of Washington on July 30, 1935. On January 9, 2003, the Company acquired EnerTeck Chemical Corp. ("EnerTeck Sub") as its wholly owned operating subsidiary. For a number of years prior to its acquisition of EnerTeck Sub, the Company was an inactive, public "shell" corporation seeking to merge with or acquire an active, private company. As a result of the acquisition, the Company is now acting as a holding company, with EnerTeck Sub as its only operating business. Subsequent to this transaction, on November 24, 2003, the Company changed its domicile from the State of Washington to the State of Delaware, changed its name from Gold Bond Resources, Inc. to EnerTeck Corporation and effected a one from 10 reverse common stock split. For accounting purposes the acquisition of the EnerTeck Sub. was treated as an acquisition of EnerTeck Corporation and a recapitalization of EnerTeck Chemical Corp. EnerTeck Sub's historical financial statements replace Gold Bond's in the accompanying financial statements.

EnerTeck Sub, the Company's wholly owned operating subsidiary is a Houston based corporation. It was incorporated in the State of Texas on November 29, 2000 and was formed for the purpose of commercializing a diesel fuel specific combustion catalyst known as EnerBurn (TM), as well as other combustion enhancement and emission reduction technologies for diesel fuel. EnerTeck's primary product is EnerBurn, and is registered for highway use in all USA diesel applications. The products are used primarily in on-road vehicles, locomotives and diesel marine engines throughout the United States and select foreign markets.

Inventory

Inventory consists of EnerBurn. Inventory is valued at the lower of cost or market using the average cost method.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Maintenance and repairs are charged to operations as incurred.

Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, sets forth guidance as to when to recognize an impairment of long-lived assets and how to measure such impairment. The standards require certain assets be reviewed for impairment whenever events or circumstances indicate the carrying amount may not be recoverable. Based on application of SFAS No. 121, EnerTeck recognized an $85,714 impairment during fiscal 2003 related to certain equipment (see note 8 for additional information).

Revenue Recognition

EnerTeck recognizes revenue for products sold when the customer receives the product.

Income Taxes

EnerTeck will compute income taxes using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Income (Loss) Per Common Share

The basic net income (loss) per common share is computed by dividing the net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding.

Diluted net income (loss) per common share is computed by dividing the net income applicable to common stockholders, adjusted on an "as if converted" basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For 2003 and 2002, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share

Management Estimates and Assumptions

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Stock Options and Warrants

EnerTeck accounts for its stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Statement of Financial Accounting Standard ("FAS") No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, issued in December 2002 requires pro forma net loss and pro forma net loss per share to be disclosed in interim financial statements (See note 5 for additional information on warrants).

During the year ended December 31, 2003, EnerTeck's board of directors approved the issuance of warrants to acquire 1,500,000 shares of common stock to five employees. The warrants vested immediately and have a five year life. 1,000,000 warrants had an exercise price of $0.001 per share resulting in $490,000 of compensation expense during the quarter ended June 30, 2003, and 400,000 options had an exercise price of $1.20 per share resulting in $960,000 of compensation expense during the quarter ended September 30, 2003 under the intrinsic value method.

The following table illustrates the effect on net income and earnings per share if EnerTeck had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year Ended December 31, 2003	2002
Net loss, as reported	$ (2,617,240)	$ (757,955)
Add: Expense recorded	1,450,000	-
Deduct: expense determined under the fair value based method for all awards	(1,787,576)	-
Pro forma net loss	$ (2,954,822)	$ (757,955)
Loss per share:		
Basic and diluted - as reported	$ (0.29)	$ (0.14)
Basic and diluted - pro forma	$ (0.33)	$ (0.14)

The fair value of each warrant granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield 0.0%, expected volatility of 100%, risk-free interest rate of 3.5%, and expected life of 5 years.

Comprehensive Income (Loss)

Comprehensive income is defined as all changes in stockholders' equity, exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries, and certain changes in minimum pension liabilities. EnerTeck's comprehensive income (loss) was equal to its net income (loss) for all periods presented in these financial statements.

Recently Issued Accounting Pronouncements

EnerTeck does not expect the adoption of recently issued accounting pronouncements to have a significant impact on EnerTeck's results of operations, financial position or cash flow.

NOTE 2 - REVERSE ACQUISITION

On January 9, 2003, EnerTeck Corporation (formerly Gold Bond Resources, Inc), an inactive public corporation, issued 5,000,000 shares of common stock in exchange for 100% of the outstanding common stock of EnerTeck Chemical Corp., a privately held corporation. After the merger the stockholders of EnerTeck Chemical Corp. owned approximately 75% of the combined entity. For accounting purposes this transaction was treated as an acquisition of EnerTeck Corporation and a recapitalization of EnerTeck Chemical Corp., now a wholly-owned subsidiary of EnerTeck Corporation. EnerTeck Sub's historical financial statements replace Gold Bond's in the accompanying financial statements.

NOTE 3 - PROPERTY AND EQUIPMENT

At December 31, 2003, property and equipment consisted of the following:

	Useful Lives	Amount
Computer equipment	5	$ 38,577
Furniture and fixtures	7	19,988
Equipment	5-7	145,224
		203,789
Less: accumulated depreciation		24,902
		$ 160,887

NOTE 4 - DEFERRED REVENUE

In July 2003, EnerTeck shipped inventory to a customer in London and recognized revenue totaling $258,500, related cost of goods sold and $108,000 in commission expense associated with the sale. The Company deferred the revenue and reversed the accrued in December 2003 because it subsequently found out the products must pass testing from London's regulatory agency prior to being accepted by the customers. Management was not aware of these restrictions when the products were shipped and will recognize the revenue once the testing is complete. At that time EnerTeck will record the commission expense of $108,000. EnerTeck did not reverse the cost of the product sold in 2003 because title has transferred and it would be difficult to get the products returned. As of March 25, 2004, the receivable was not collected.

NOTE 5 - INCOME TAXES

EnerTeck has incurred net losses since the merger with Gold Bond (See Note 2.) and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The valuation allowance increased by approximately $374,000 The cumulative operating loss carry-forward is approximately $1,100,000 at December 31, 2003, and will expire in 2023.

Deferred income taxes consist of the following at December 31, 2003:

Deferred tax assets	$	374,000
Valuation allowance		(374,000)
	$	-

EnerTeck Sub. was an S-Corporation in 2002 and upon the completion of the merger with Gold Bond (See Note 2.), EnerTeck Sub. terminated its S-Corporation status for income tax purposes.

NOTE 6 - STOCKHOLDERS' EQUITY

On November 24, 2003, the stockholders and directors approved a one from ten common stock split whereby each stockholder of EnerTeck Corporation will receive one share of EnerTeck Corporation's common stock in exchange for each ten shares of EnerTeck Corporation common stock. All per share information included in the financial statements have been adjusted to reflect the stock split.

On January 9, 2003, EnerTeck Corporation (formerly Gold Bond Resources, Inc), an inactive public corporation, issued 5,000,000 shares of common stock in exchange for 100% of the outstanding common stock of EnerTeck Chemical Corp., a privately held corporation. After the merger the stockholders of EnerTeck Chemical Corp. owned approximately 75% of the combined entity. For accounting purposes this transaction was treated as an acquisition of EnerTeck Corporation and a recapitalization of EnerTeck Chemical Corp., now a wholly-owned subsidiary of EnerTeck Corporation. EnerTeck Sub's historical financial statements replace Gold Bond's in the accompanying financial statements. EnerTeck retroactively applied the recapitalization in the accompanying statement of stockholders equity to reflect the common stock outstanding (See Note 2). The 1,043,761 shares of common stock retained by the EnerTeck Corporation stockholders is reflected as being issued in 2003

During the year ended December 31, 2003, EnerTeck sold 3,150,000 shares of common stock for $.50 per share, or $1,575,000. EnerTeck received $1,445,500 after expenses of $129,500 which were recorded as a reduction of additional paid in capital.

NOTE 7 - STOCK WARRANTS

During the year ended December 31, 2003, EnerTeck Corporation issued warrants to consultants and employees as follows:

Various consulting agreements were executed at the time of the reverse acquisition, see note 2, consultants received warrants to acquire 2,148,150 shares of common stock at $1.20 per share. These options were valued using Black-Scholes with the resulting fair value charged against equity as a cost of the merger.

Warrants to acquire 175,000 shares of common stock at $1.20 per share were issued to a consultant for services provided to EnerTeck Chemical Corporation prior to the merger. No expense was recorded related to these warrants in the current year as the services were provided in 2002.

Warrants to acquire 200,000 shares of common stock at $.50 per share and 2,500 shares of common stock at $3.40 per share were issued to the investment banking firm. These shares were valued using Black-Scholes and charged against additional paid in capital as a cost of financing.

Warrants to acquire 1,000,000 shares of common stock at $.01 were issued to the CEO of EnerTeck Corporation. The warrants were accounted for under the intrinsic value method and resulted in $490,000 in compensation expense in the year ended December 31, 2003. The CEO of EnerTeck Corporation exercised his warrants to acquire 1,000,000 shares of common stock on December 15, 2003.

Warrants to acquire 500,000 shares of common stock at $1.20 per share were issued to four employees. The warrants were accounted for under the intrinsic value method and resulted in $960,000 of compensation expense in the year ended December 31, 2003.

Warrants outstanding and exercisable as of December 31, 2003

Exercise Price	---Outstanding--- Number of Shares	Remaining Life	Exercisable Number of Shares
$1.00	1,500,000	4.5	1,500,000
$1.20	1,323,150	4.5	1,323,150
$0.50	200,000	4.5	200,000
$3.40	2,500	4.5	2,500
	3,025,650		3,025,650

NOTE 8 - COMMITMENTS AND CONTINGENCIES

RubyCat Technology Agreement-

Effective September 7, 2001, EnerTeck entered into an Exclusive Market Segment Development Agreement (the "Agreement") with RubyCat Technology, Inc. The Agreement gives EnerTeck exclusive rights to market RubyCat products, which includes EnerBurn, to on-highway diesel large fleet truck market, small engine marine (<7,000 horsepower) market, railroad diesel and the international diesel fuel market. In addition, EnerTeck was able to obtain approval from the Environmental Protection Agency to sell the product through its Agreement with RubyCat.

Under the Agreement, EnerTeck is required to purchase minimum quantities for the diesel truck fleet market each calendar year as follows:

Year ending December 31,	Gallons
2004	270,000
2005	400,000
2006	500,000

If EnerTeck fails to purchase the quantities noted above, the products and technologies will still be available to EnerTeck for purchase, but without exclusive market segment rights. EnerTeck was required to purchase 90,000 gallons in 2002 and purchased approximately 40,000 resulting in EnerTeck being in default under the purchase commitment. As a result of the 2002 default, on February 3, 2003 EnerTeck agreed to pay RubyCat $100,000 and signed an amended agreement. The agreement has extended the exclusive rights through December 31, 2005. In addition, the new agreement has a purchase option allowing EnerTeck to purchase the EnerBurn Technology for $6,000,000 to $6,600,000 depending on when the option would be exercised in 2005. The purchase option is from January 2004 through December 2005. The one time charge of $100,000 is included in cost of goods sold in 2002 and in accrued liabilities as of December 31, 2002. EnerTeck was required to purchase 180,000 gallons in 2003 but only purchased 5,850. EnerTeck is currently in default under the agreement, however, has a verbal agreement with RubyCat to honor the exclusive rights under the contract through December 31, 2005 with no further payment being required.

RubyCat has the right to review the price it charges EnerTeck quarterly. If the parties are unable to reach an agreement on the price increase, the agreement will terminate.

Office Lease -

EnerTeck leases office space under a non-cancelable operating lease. Future minimum rentals due under non-cancelable operating leases with an original maturity of at least one-year are approximately as follow:

December 31,	Amount
2004	$ 45,258
2005	46,600
2006	11,734

Rent expense for the years ended December 31, 2003 and December 31, 2002 totaled approximately $38,520 and $11,000, respectively.

NOTE 9 - CONCENTRATION OF CREDIT RISK

For the years ended December 31, 2003 and 2002, EnerTeck purchased 100% of its products from RubyCat (see note 8).

Financial instruments that potentially subject EnerTeck to concentration of credit risk are accounts receivable. EnerTeck performs ongoing credit evaluations as to the financial condition of its customers. Generally, no collateral is required. Two customers accounted for 100% of accounts receivable balance at December 31, 2003.

NOTE 10 - REVENUE FROM MAJOR CUSTOMERS

A summary of EnerTeck's revenues from major customers for the years ended December 31, 2003 and 2002 was approximately:

	2003	2002
Customer A	$ --	$ 646,000
Customer B	200,374	156,000
Customer C	--	38,967
Customer D	109,598	31,762
Totals	$ 309,972	$ 872,729

NOTE 11 - PROVISION FOR ASSET IMPAIRMENT

During fiscal 2002 EnerTeck recorded an asset impairment charge of $85,714. The equipment impaired by EnerTeck was equipment located at various locations of its largest customer. Because of the bankruptcy of the customer, EnerTeck will not receive any future cash flows from the equipment resulting in management impairing all assets associated with this customer. These assets have been historically depreciated over seven years. There was no such charge in fiscal 2003.

NOTE 12 - SUBSEQUENT EVENTS

On March 20, 2004 four of the founders of EnerTeck's wholly owned operating subsidiary, EnerTeck Chemical Corp., voluntarily agreed to cancel 3,000,000 of their outstanding shares of common stock. These cancellations will reduce the number of shares of the Company's common stock outstanding by almost 28% to 7,791,999 from

10,791,999. The Company believes the cancellation of these shares will improve its ability to raise additional working capital through future financings.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On March 14, 2003, the client-auditor relationship between EnerTeck Corporation ("EnerTeck Parent") and DeCoria, Maichel & Teague P.S. ("DeCoria") ceased as DeCoria was dismissed as EnerTeck Parent's auditor by an action of its Board of Director's of the same day. The decision to use another accounting firm was made due to the recent acquisition of EnerTeck Sub. To the knowledge of the Company's current Board of Directors, DeCoria's report of the financial statements for fiscal years ended July 31, 2002 and 2001 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except for its ability to continue as a going concern.

During the audit of EnerTeck Parent's financial statements for the years ended July 31, 2002 and 2001 and any subsequent interim period through the date of dismissal, DeCoria did not have any disagreements with the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure and there were no "reportable events" with DeCoria as described in Items 304 (a) (1) (iv) and (v) of Regulation S-K, respectively.

In December 2002, EnerTeck Chemical Corp. engaged Malone & Bailey, PLLC, as its independent accountant for the two years ended December 31, 2002 and December 31, 2001. On March 14, 2003, EnerTeck Corporation's board of directors engaged Malone & Bailey, PLLC, as its independent accountant for the year ended December 31, 2003. During the most recent calendar year and any subsequent interim period prior to engaging Malone & Bailey, PLLC, the Company did not consult with Malone & Bailey, PLLC regarding either (i) the application of accounting principals to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on its financial statements; or (ii) any matter that was either the subject matter of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). Malone & Bailey, PLLC has reviewed this disclosure required by Item 304(a) before it was filed with the Commission and has been provided an opportunity to furnish the Company with a letter addressed to the Commission containing any new information, clarification of Company's expression of its views, or the respects in which it does not agree with the statements made by the Company in response to Item 304(a). Malone & Bailey, PLLC did not furnish a letter to the Commission.

DeCoria provided the Company with a letter addressed to the SEC that was attached as an exhibit to its Form 8-K/A which was filed with the SEC on April 2, 2003. The letter does not contain any disagreements regarding the disclosure included in this section about its change in accountants.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Plan of Operation and other parts of this report contain forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth in "Risk Factors" and elsewhere in this report. The following should be read in conjunction with the audited consolidated financial statements of the Company included elsewhere herein.

OVERVIEW

EnerTeck Corporation ("EnerTeck Parent") was incorporated in the State of Washington on July 30, 1935 under the name of Gold Bond Mining Company for the purpose of acquiring, exploring, and developing and, if warranted, the mining of precious metals. It subsequently changed its name to Gold Bond Resources, Inc. in July 2000. It acquired EnerTeck Chemical Corp. ("EnerTeck Sub") as a wholly owned subsidiary on January 9, 2003. For a number of years prior to its acquisition of EnerTeck Sub, it was an inactive, public "shell" corporation seeking to merge with or acquire an active, private company. As a result of this acquisition, EnerTeck Parent is now acting as a holding company, with EnerTeck Sub as its only operating business. Subsequent to this transaction, on November 24, 2003 EnerTeck Parent changed its domicile from the State of Washington to the State of Delaware, changed its name from Gold Bond Resources, Inc. to EnerTeck Corporation and effected a one for 10 reverse common stock split.

The Company's subsidiary was formed in Texas in November 2000 with the name EnerTeck Chemical Corp. to develop and market a fuel borne catalytic engine treatment for diesel engines known as EnerBurn(TM) and its associated products. The Company believes, based upon extensive testing conducted by Southwest Research Institute ("SWRI") and actual customer usage, that the EnerBurn diesel fuel additive formulation improves fuel economy, reduces engine wear and increases engine horsepower. The Company has a supply arrangement with RubyCat Technology, the blender, formulator and supplier of the EnerBurn product line. In addition, it owns the trademark rights to the EnerBurn name. The Company's strategy is to establish EnerBurn as a diesel engine treatment technology with strong brand identity. The Registrant's targeted markets include industries that are heavy users of diesel engines such as the trucking industry, the railroad industry and the maritime shipping industry.

The majority of domestic diesel fuel consumption is found in freight transportation applications, such as large trucking fleets, and the railroad and maritime shipping industries, all areas where diesel fuel costs represent a disproportionate share of operating expenses. Accordingly, the Company's marketing approach includes a proof of performance demonstration that is a monitored trial period that proves to a potential customer that the product will produce the desired advantages to that customer's specific application. Specifically, the Company utilizes RubyCat's proprietary fleet monitoring protocol system for on-road applications to analyze customer and potential customer diesel fuel consumption and provide hard data to prove the exact improvement in fuel economy that has resulted from the use of EnerBurn. In addition, the Company utilizes volumetric proportioning injectors supplied by third parties that delivers the appropriate dosage ratio of EnerBurn to diesel fuel, applicable to the customer's specific needs.

The Company utilizes its own employees to sell its product along with independent sales agents inside and outside the US.

RESULTS OF OPERATIONS

Since the inception of EnerTeck Sub in 2000, the Company has had limited operations in the various industries in which it is marketing its products.

For the year ended December 31, 2003, the Company recorded revenues of approximately $473,000 versus revenues of approximately $941,000 in the same period of 2002. The Company recorded costs of goods sold of approximately $249,000, or 47% of sales for the year ended Decemeber 31, 2003 versus costs of goods sold of approximately 623,000, or 37% of sales for 2002. The increase in costs of goods sold was primarily a result of increased proof of performance demonstration expenses experienced related to the Company's products.

On a consolidated basis the Company's net loss was approximately $2,642,000, or $0.29 loss per share in 2003, compared to net loss of approximately $757,000 or $0.14 per share in 2002. The resulting losses for 2003 were primarily due to the Company's expansion of its sales and marketing efforts, the loss of its largest customer who filed for bankruptcy protection during 2002 and a non cash charge of $1,450,000 in stock option expenses booked pursuant to ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. The Company experienced an increase in general and administrative expenses associated with the Company's increased sales and marketing activities.

The primary source of revenue for the year ended December 31, 2003 is from the sale of EnerBurn to the trucking and maritime industries, with a small component of the revenues being derived from the offshore drilling industry.

The Company expects future revenue trends to initially come from the trucking and maritime industries, and subsequently expect revenues to also be derived from the railroad, mining and offshore drilling industries. The Company expects this to occur the sales and marketing strategies are implemented into the targeted markets and the Company creates an understanding and awareness of its technology through proof of performance demonstrations with potential customers.

The Company's future growth is significantly dependent upon the Company's ability to generate sales from trucking companies with fleets of 1,000 trucks or more, and barge and tugboat companies with large maritime fleets, and railroad, mining and offshore drilling and generator set applications. The Registrant's main priorities relating to revenue are: (1) increase market awareness of EnerBurn product through its strategic marketing plan, (2) growth in the number of customers and vehicles or vessels per customer, (3) accelerating the current sales cycle, and (4) providing extensive customer service and support.

COSTS AND EXPENSES

During the year ended December 31, 2003, the Company recorded cost of goods sold of approximately $249,000, a decrease of approximately $373,000 from the year ended December 31, 2002. Other costs and expenses for the year ended December 31, 2003 were approximately $2,841,000, an increase of approximately $1,723,000 over the other costs and expenses in the year ended December 31, 2002. The resulting increase for 2003 were primarily due to the Company's expansion of its sales and marketing efforts, the loss of its largest customer who filed for bankruptcy protection during 2002 and a non cash charge of $1,450,000 in stock option expenses booked pursuant to ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. The Company experienced an increase in general and administrative expenses associated with the Company's increased sales and marketing activities.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and cash equivalents of approximately $275,000 as of December 31, 2003, and

approximately $31,097 at December 31, 2002, and working capital of approximately $108,000 as of December 31, 2003 and a deficit in working capital of $31,000 as of December 31, 2002. For the year ended December 31, 2003, it used cash in its operating activities and investing activities totaling approximately $1,210,000 and used cash from the same activities of approximately $70,000 for the year-end December 31, 2002.

The Company financed operations and capital requirements primarily through equity offerings. During the year ended December 31, 2003, the Company sold 3,150,000 shares of common stock for $0.50 per share, or $1,445,500 after expenses of $129,500 and during the year ended December 31, 2002, the Company received $80,000 that was offset by a distribution of $80,000 to shareholders. During the year ended December 31, 2003, the Company continued to use a portion of the proceeds of the sale of 3,150,000 shares of common stock sold during the first and second quarter, sold for $0.50 per share, to meet its operating obligations. These are compared to the operating activities of the year ended December 31, 2002 that used cash generated from prior periods to meet its operating expenses.

The Company currently has plans to raise additional working capital through equity financing and believes that together with its existing customer base and the prospects for the future, and the exercise of warrants issued to certain employees, consultants and its investment banker, that sufficient cash will be provided to meet operating expenses for 2004.

The following information gives effect to the Company's November 24, 2003 1 for 10 reverse common stock split as if it had already been effected. On December 20, 2002, the Company began a private offering of 1,000,000 shares of common stock at $.50 per share to accredited investors only and raised $500,000 receiving net proceeds of $495,000. Similarly, on May 28, 2003, it commenced another private offering also to accredited investors only. In this offering, the Company sold 2,150,000 shares at $.50 per share for $1,075,000, with net proceeds of $945,500. The funds raised in this offering have been and will be used for working capital. The Company's investment banker, Maxim Group, LLC ("Maxim"), a New York based broker-dealer, acted as its selling agent and received a commission of 10% ($107,500), a non accountable expense reimbursement of 2% ($21,500) and a warrant to purchase 200,000 shares at $.50 per share. In addition, the Company has issued warrants to certain employees, consultants and its investment banker to purchase up to 4,025,650 shares of its common stock at varying exercise prices per share. If all the warrants are exercised, the Company will receive approximately $3,206,280 for working capital. The shares issued in the two aforementioned private placements and those underlying these warrants were covered in the Form SB2 Registration Statement declared effective by the SEC on February 11, 2004.

On April 30, 2003, the Company retained Maxim to provide a broad range of investment banking, strategic and financial advisory services for an initial term of 12 months. In connection with this, it paid this firm $50,000 as a retainer fee and pays it $6,000 per month, and have issued it warrants to purchase an additional 2,500 shares at a price of $3.40 per share.

In January 2003, the Registrant executed a Memorandum of Understanding ("MOU") with RubyCat Technology. This MOU is comprised of two components: a Supply and Marketing Agreement and a Purchase Option Agreement. This arrangement is more fully discussed below in "Business".

No assurance can be given that the Company will be able or willing to exercise this option. Accordingly, it is not a contractual commitment on its part. The Company currently have no material commitments for capital requirements.

The Company has taken steps to increase sales to other customers and expects that the continued support of its creditors and shareholders combined with its efforts to raise additional capital through equity financing and the exercise of warrants, will provide the Company the ability to continue with its current operations. However, the Company cannot be sure that it will be able to obtain additional financing that it believes is necessary to satisfy its cash requirements or to implement its growth strategy on acceptable terms. If such financing cannot be obtained on acceptable terms, the ability to fund the planned business expansion and to fund the on-going operations may be materially adversely affected. Presently, management is pursuing a variety of sources of debt and equity financing. If debt is incurred, the financial risks associated with the business and with owning the Company's common stock could increase. If enough capital is raised through the sale of equity securities, the percentage ownership of the current stockholders will be diluted. In addition, any new equity securities may have rights, preferences, or privileges senior to those of the common stock.

DESCRIPTION OF BUSINESS

The Company, through its wholly owned subsidiary, specializes in the sales and marketing of a fuel borne catalytic engine treatment for diesel engines known as EnerBurn(TM). The Company utilizes a sales process that includes detailed proprietary customer fleet monitoring protocols in on-road applications that quantify data and assists in managing fuel economy in combustion diesel engines while utilizing EnerBurn. Test data prepared by Southwest Research Institute and actual customer usage has indicated that the use of EnerBurn in diesel engines improves fuel economy, lowers smoke, and decreases engine wear and the dangerous emissions of both Nitrogen Oxide (NOx) and microscopic airborne solid matter (particulates). The Company's principal target markets are the trucking, railroad and maritime shipping industries. Each of these industries share certain common financial characteristics, i.e. i) diesel fuel represents a disproportionate share of operating costs; and ii) relatively small operating margins are prevalent. Considering these factors, management believes that the use of EnerBurn and the corresponding 8% to 15% derived savings in diesel fuel costs can positively effect the operating margins of its customers while contributing to a cleaner environment.

Since the Company is currently a sales and marketing organization, it has not spent any funds on research and development activities. The Company owns the EnerBurn trademark and, pursuant to a memorandum of understanding, was granted exclusive global marketing rights from its formulator, blender and supplier, RubyCat (which arrangement requires the Company to meet certain annual minimum purchase levels to maintain such exclusivity), and an option to purchase the EnerBurn technology and associated assets by December 31, 2003 for $6.6 million which was not exercised and has thus expired. Based upon sales volume to date, the Company has not achieved these required minimum levels. However, management is presently in discussions with RubyCat to waive the requirements necessary for the Company to maintain this exclusivity, as well as keep open the possibility of the Company acquiring RubyCat and/or the related technology and associated assets. No assurance can be given that the parties can reach an acceptable agreement on either transaction. If the Company were to lose this exclusivity, it may have a material adverse effect on its business and planned operations.

To date, the Company has engaged in limited marketing of the EnerBurn technology and has generated minimal sales, principally to the trucking and marine industry. It competes in an evolving market with a significant number of competitors that include both established businesses and new entries into the field.

It should be noted that for the year ended December 31, 2003, 95% of sales revenues were concentrated among five customers, of which one provided 42% of those sales. The loss of any of the aforementioned five customers, especially the biggest one, would adversely affect the Company's business. No assurances can be given that the Company would be able to adequately replace the loss of any of these customers.

DIRECTORS AND EXECUTIVE OFFICERS

The Company's Directors were appointed on or about January 9, 2003 by the prior board of directors who resigned as a condition of the share exchange whereby the Company acquired EnerTeck Chemical Corp. Unless a director resigns prior to completion of his term, each Director serves for one year, or until his successor is elected. The names, ages, background and other information concerning the Directors, including other offices held by the Directors with the Company, are set forth below.

The following is a list of the Company's Directors and Executive Officers setting forth their functions and experience. There is no understanding or agreement under which the Directors hold office.

DWAINE REESE. Mr. Reese has been the Chairman of the Board and the Company's Chief Executive Officer of EnerTeck Sub since 2000 and of EnerTeck Parent since 2003. From approximately 1975 to 2000, Mr. Reese held various executive, management, sales and marketing positions in the refining and specialty chemical business with Nalco Chemical Corporation and later Nalco/Exxon Energy Chemicals, LP. In 2000, he founded EnerTeck Chemical Corp., and has been its President and Chief Executive Officer since that time. Mr. Reese has been and will continue to devote his full-time to the Company's business. Mr. Reese has B.S. degree in Biology and Chemistry from Lamar University and a M.S. degree in Chemistry from Highland New Mexico University.

PARRISH B. KETCHMARK. Mr. Ketchmark has been the Company's President and a Director since May 15, 2003. He has over 14 years experience in the business development and financing of small, emerging businesses. He is the founder, President and Chairman of the Board of Parrish Brian Partners, Inc., a venture capital business incubation firm, in operation since 2000. In addition, Mr. Ketchmark is the President of Parrish Brian & Co., Inc., an asset management, and investment and merchant-banking firm founded in 1995. From 1997 to 1999, Mr. Ketchmark served as the Secretary, Treasurer and a Director of World Cyberlinks Corp. From 1993 to 1995, Mr. Ketchmark served as the President of Performance Capital Corporation, an investment firm that managed and serviced a portfolio of investments in early stage growth companies. Prior to 1993, Mr. Ketchmark was employed as a Vice President at American Network Capital Corporation, a financial public relations firm, where he was responsible for investor relations and the financing of emerging companies. Mr. Ketchmark has attended Bernard Baruch College and Fordham University, and has studied finance and investments at Penn State University. He served in the U.S. Marine Corps from 1984 until his honorable discharge in 1989 attaining the rank of Sergeant. Mr. Ketchmark will devote such time to the Company's business as he believes is necessary for it to be successful.

JAMES J. MULLEN. Mr. Mullen was the Company's Executive Vice President - General Counsel, Secretary and a Director in 2003. He remains a Director only. He has over 40 years of legal experience primarily in the areas of intellectual property rights (patents and trademarks), trade regulation, business law, environmental matters, product liability and litigation. Since 1992, Mr. Mullen has been General Patent Counsel -Intellectual Property for Celanese Ltd. Mr. Mullen will continue this relationship with Celanese, until such time that he can be compensated at a level commensurate with full-time employment. Until such time, Mr. Mullen will devote, as much of his time to the Company's business as he believes is necessary for it to be successful. Mr. Mullen has his J.D. degree from Texas A &M University Law Center/South Texas College of Law, and a B.Ch.E. from Georgia Technical Institute.

OTHER OFFICERS AND SIGNIFICANT EMPLOYEES

V. PATRICK KEATING. Mr. Keating is an Executive Vice President - Business Development of the Company's wholly owned subsidiary, EnerTeck Chemical Corp. only. Mr. Keating has approximately twenty- eight years of refining/petrochemical management experience with fully integrated oil companies. For the most recent five years, he has been engaged in the management of start-up refining and petrochemical ventures. He is the founder and Chief Executive Officer of WaxTech International, Inc., a firm that has in the past provided consulting and sales services to EnerTeck Sub. Although Mr. Keating intends to devote substantially all of his business time to the Company's business operations, he will still maintain his position with WaxTech. Mr. Keating has a B.S. Degree in Chemical Engineering from McNeese State University.

LEON VAN KRAAYENBURG. Mr. van Kraayenburg is the Company's Executive Vice President - Finance, who has over 20 years of financial corporate reporting, tax, finance and treasury experience, serving the private and public sector. From 1993 until 1999, he served as Manager of Corporate Reporting for the U.S. holding companies of BTR, Plc., a UK public reporting company and BTR Nylex Ltd., an Australian public reporting company. During 1998, he managed the consolidation of the Amatek Holdings Group, a division of BTR Nylex, Ltd., a reporting entity comprising of over 60 companies and $900 million (USD) in revenues. He first served as the Chief Financial

Officer and Treasurer of Westlake Styrene Corporation, with total assets of over $120 million (USD), a wholly owned subsidiary of BTR Nylex Ltd. before he joined corporate BTR Plc. Mr. van Kraayenburg is a graduate of Witwatersrand College in South Africa.

ROY K. STERN. Mr. Stern is the Vice President - Fleet Sales (USA) of the Company's wholly owned subsidiary, EnerTeck Chemical Corp. only. He has over 30 years experience in transportation, real estate and facilities logistics management. Most recently, from 1996 until 2002, he was Director of Purchasing and Fuel Management for Consolidated Freightways, a national trucking firm that filed for Chapter 11-bankruptcy protection in 2002 and is currently in liquidation. Mr. Stern has a B.S. degree in Biology from the University of Wisconsin and an M.B.A. degree in Finance /Management from Redlands College.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

MARKET INFORMATION

The Company's common stock currently trades on the OTC Bulletin Board under the symbol "ETCK". The following table sets forth the range of high and low bid prices per share of the common stock for each of the calendar quarters identified below as reported by the OTC Bulletin Board. These quotations represent inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions. These prices give effect to the 1 for 10 reverse stock split which occurred on November 24, 2003.

Year ended December 31, 2002		
First Quarter	$8.40	$1.60
Second Quarter	2.00	1.60
Third Quarter	2.10	1.30
Fourth Quarter	3.60	1.20
Year ended December 31, 2003		
First Quarter	$4.30	$3.30
Second Quarter	4.00	3.10
Third Quarter	4.30	2.10
Fourth Quarter	4.10	2.50

On March 31, 2004, which is subsequent to the November 24, 2003 1 to 10 reverse stock split, the closing bid and asked prices of the Company's common stock as reported on the OTC Bulletin Board were $1.50 and $1.90 per share, respectively.

HOLDERS

As of March 31, 2004, there were 928 holders of record of the Company's Common Stock.

DIVIDENDS

The Company has not paid any cash dividends to date, and it has no intention of paying any cash dividends on its common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of its Board of Directors and to certain limitations imposed under the Delaware Corporation law. The timing, amount and form of dividends, if any, will depend on, among other things, results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

COMPANY INFORMATION

Corporate Offices:

EnerTeck Corporation
10701 Corporate Drive, Suite 150
Stafford, Texas 77477
Telephone (281) 240-1787

General Counsel:

Danzig Kaye Cooper Fiore & Kay, LLP
30A Vreeland Road
Florham Park, New Jersey 07932

Auditors:

Malone & Bailey, PLLC
2925 Briarpark, Suite 930
Houston, Texas 77042

Transfer Agent:

Jersey Transfer & Trust Company
201 Bloomfield Avenue
P.O. Box 36
Verona, New Jersey 07044

Annual Report on Form 10-KSB:

The Company has filed an Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 with the Securities and Exchange Commission. Copies of this Annual Report on Form 10-KSB may be obtained without charge upon written request to:

Leon van Kraayenburg
Chief Financial Officer and Treasurer
EnerTeck Corporation
10701 Corporate Drive, Suite 150
Stafford, Texas 77477